September 3, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Catherine Brown

Re:	ZBB Energy Corporation
Form S-1, Filed May 19, 2010
Amendment No. 1 to Form S-1, Filed June 16, 2010
File No. 333-166935

Dear Ms. Brown:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ZBB Energy Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-166935), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 19, 2010.

The Registration Statement is being withdrawn at the request of the Commission due to changes in the structure of the proposed transaction. After submission of this withdrawal request, the Company intends to re-file a registration statement on Form S-1. The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at ZBB Energy Corporation, N93 W14475 Whittaker Way, Menomonee Falls, WI  53051, facsimile number (262) 253-9822, with a copy to the Company’s counsel, K&L Gates LLP, Attn: Mark Busch, 214 N. Tryon Street, 47th Floor, Charlotte, NC 28202, facsimile number (704) 353-3140. If you have any questions with respect to this matter, please contact Mark Busch of K&L Gates at (704) 331-7440.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer